

August 29, 2014

<u>Via Facsimile</u>
Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re: Icahn Enterprises L.P.**
> **Icahn Enterprises Holdings L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-09516**

Dear Mr. Cozza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. News reports indicate that your subsidiary Federal-Mogul Corporation has a 50% interest in a joint venture with Kamaz. The Kamaz website provides contact information for a dealer in Cuba and agent in Sudan. Additionally, on page 20 of the 10-K, you indicate that your majority-owned subsidiary Viskase Companies Inc. has responsibility for distributing products through distributors in Africa and the Middle East, regions that include Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

Discussion of Segment Liquidity and Capital Resources, page 115

Investments, page 115

3.   We note your disclosure that the Investment Funds' net notional exposure was 13% as of December 31, 2013. Please include clarifying disclosure to indicate how you calculate the percentages associated with the net, long, and short exposures and specify how changes in such measures impact your liquidity. In doing so, please provide to us the calculations in support of your quantitative disclosure.

Financial Statements, page 132

4.   Please tell us why you have filed a separate audit report that opines on the financial statements of Federal-Mogul Corporation for the year ended December 31, 2011 as your

auditor does not make reference in its current report to the audit performed by this auditor.

Note 6 - Investments and Related Matters, page 168

5.   Please refer to FASB ASC 320-10-50-9(e) and tell us how you complied with the requirement to disclose the portion of trading gains and losses for the period that relates to trading securities till held at the reporting date.

Executive Compensation, page 244

Compensation Discussion and Analysis, page 244

Compensation Components, page 245

6.   You disclose in your summary compensation table that Mr. Cho's bonus increased by approximately 80 percent from $400,000 in 2012 to $725,000 in 2013. You also disclose Mr. Cozza received a $2,000,000 bonus in 2013. Please enhance your disclosure to explain generally, how bonus amounts are determined and specifically, how bonuses for Messrs. Cho and Cozza were determined. Please provide us with your proposed disclosure in this regard. Refer to Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 247

7.   You disclose in your summary compensation table that Mr. Ninivaggi's base salary increased approximately 200 percent from $742,500 in 2012 to $2,205,345 in 2013. You also disclose that "[b]ase salaries for executive officers are determined based on job performance, job responsibilities and teamwork. In addition, we have also entered into employment contracts with…Daniel A. Ninivaggi…" Please enhance your disclosure to explain the reasons for this increase in Mr. Ninivaggi's salary and provide us your proposed disclosure in this regard. In your proposed disclosure, please also discuss how Mr. Cozza's base salary was determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements. Please contact Angie Kim at (202) 551-3535 or, in her absence, Norman Von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director